Exhibit 99.2

Zenvia Inc.

P.O. Box 309

Ugland House
Grand Cayman

KY1-1104

Cayman Islands

PROXY STATEMENT

General

The board of directors of Zenvia Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on December 21, 2023 at 10:00 a.m. (Brasilia time). The AGM will be held at Avenida Paulista, 2300, 18th Floor, Suites 182 and 184, São Paulo, São Paulo, 01310-300, Brazil.

A copy of this proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2022 can be accessed, free of charge, on the “Corporate Governance – General Shareholders’ Meeting” section and “Financial Information – SEC Filings” section, respectively, of the Company’s website at https://investors.zenvia.com, on the platform hosted by Computershare at www.edocumentview.com/ZENV and on the SEC’s website at www.sec.gov.

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.investorvote.com/ZENV for registered shareholders and at www.proxyvote.com for street shareholders (if your bank, brokerage firm, or other nominee supports www.proxyvote.com and has agreed to provide you with a control number for this purpose), you will have instructions on how to access our proxy materials, and on how to vote via the Internet, telephone or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

On or about November 28, 2023, we expect to mail to our shareholders a Notice of Internet Availability. See “Internet Availability of Proxy Materials” below.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on November 16, 2023, Cayman Islands time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 41,884,470 Common Shares were issued and outstanding, including 18,219,545 Class A Common Shares and 23,664,925 Class B Common Shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders provided, however, that such a quorum must also include (i) Oria Zenvia Co-investment Holdings, LP, Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia, for so long as they holds Class B Common Shares, and (ii) Bobsin Corp., for so long as it holds Class B Common Shares.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. The ratification and approval of the financial statements and the auditor’s report for the fiscal year ended December 31, 2022 will require approval by an ordinary resolution (i.e., a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Internet Availability of Proxy Materials

We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder.

On or about November 28, 2023, we expect to mail to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials. The Notice of Internet Availability of Proxy Materials directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet, telephone or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources. If you received a Notice of Internet Availability of Proxy Materials and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials.

Voting by Holders of Common Shares

Common Shares that are properly voted via the Internet, telephone or for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting via the Internet or by telephone helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this Proxy Statement, have your Notice of Internet Availability of Proxy Materials or proxy card in hand, and follow the instructions set forth in the Notice of Internet Availability of Proxy Materials or proxy card, as the case may be.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on December 19, 2023 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by Computershare (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be available to you at www.investorvote.com/ZENV by inserting the control number on the Notice of Internet Availability of Proxy Materials or proxy card to be provided to you by Computershare. You may provide voting instructions by Internet, telephone or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by Internet, telephone, proxy or in person at the AGM, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares if your bank, brokerage firm, or other nominee supports www.proxyvote.com and has agreed to provide you with a control number for this purpose. You may provide voting instructions by the Internet, telephone or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@zenvia.com, or a duly executed proxy (via the Internet, telephone or by returning a proxy card) bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, any changes to the voting instructions of proxies previously submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on December 19, 2023.

PROPOSALS:

1. RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

The Company seeks shareholder approval and ratification of the Company’s 2022 financial statements, which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2022. A copy of the Company’s 2022 financial statements is available on the “Financial Information – Financial Results” section of the Company’s website at https://investors.zenvia.com and on the platform hosted by Computershare at www.edocumentview.com/ZENV.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION AND APPROVAL OF THE FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022.

PROXY STATEMENT, ANNUAL REPORT AND COMPANY INFORMATION

A copy of this proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2022 can be accessed, free of charge, on the “Corporate Governance – General Shareholders’ Meeting” section and “Financial Information – SEC Filings” section, respectively, of the Company’s website at https://investors.zenvia.com, on the platform hosted by Computershare at www.edocumentview.com/ZENV and on the SEC’s website at www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors Cassio Bobsin, Chairman of the Board of Directors November 17, 2023